EXHIBIT (a)(8)

Press Contact and Investor Relations:
Henry Nierodzik
310-306-4314

PRESS RELEASE

NEWCAL CORPORATION COMPLETES CALPROP TENDER OFFER

     Marina Del Rey, California (May 27, 2005). NewCal Corporation (“NewCal”) announced today that it has successfully completed its tender offer for outstanding shares of common stock of Calprop Corporation (“Calprop”) (Bulletin Board CLPO).

     Based on a preliminary count, 1,389,756 Calprop common shares, representing 84.6% of the Calprop common shares not owned by NewCal, Calprop’s two largest stockholders or members of their respective families, or directors or officers of Calprop, were tendered to NewCal following the expiration of the offer yesterday. As a result, NewCal beneficially owns 9,484,414 Calprop shares, representing 97.4% of Calprop’s outstanding common shares

     NewCal intends to effect a merger with and into Calprop to be completed as promptly as practicable. As a result, Calprop will cease to be a public corporation.